CENTRAL ASSET FUND, INC.

                    Statement of Assets and Liabilities

                                June 30, 1998

                                 (Unaudited)

Assets
Investments, at value (@ cost $457,956,631)                 $     474,374,490
Dividends receivable                                                  583,619
Interest receivable                                                     1,552
Deferred Organizational Costs                                           7,206
Prepaid expenses                                                        4,386

   Total Assets                                                   474,971,253

Liabilities
AMPS Dividends Payable                                              1,049,178
Cash                                                                       10
Accrued expenses                                                      181,166
Notes payable                                                         475,500
Accrued interest expense                                               12,812

   Total Liabilities                                                1,718,666

   Net Assets                                               $     473,252,587

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Common stock at par value, $.01 per share, 199,998,000 shares
     authorized, 25,742,144.95 shares issued and outstanding          257,421
Additional paid-in capital                                        256,591,825
Overdistributed Net Gains                                             (14,518)
Net unrealized appreciation of investments                         16,417,859

   Net Assets                                               $     473,252,587

   Net asset value per common shares outstanding            $           10.61

See accompanying notes to the financial statements.


                           CENTRAL ASSET FUND, INC.

                           Statement of Operations

      For the period from March 24, 1998 (commencement of operatons) to

                                 June 30, 1998

                                 (Unaudited)

Investment income:
       Dividend income                                      $       2,093,306
       Interest income                                                  6,370

         Total investment income                                    2,099,676

Expenses:
   Administration fees                                                 75,200
   Investment management fee                                           12,533
   Broker dealer fee                                                  129,504
   Rating agencies fees                                                14,959
   Legal fees                                                          13,065
   Interest expense                                                    12,812
   Independent auditors                                                10,098
   Insurance                                                            7,438
   Directors fees and expenses                                          4,314
   Auction agent fee                                                    4,755
   Amortization of Organizational Cost                                    794

        Total expenses                                                285,472

        Net investment income                                       1,814,204

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $        78,204
        Cost of securities sold                     (92,722)
                                                                      (14,518)
   Unrealized appreciation of investments:
        Beginning of period                               0
        End of period                            16,417,859
   Increase in net unrealized appreciation of investments          16,417,859

        Net increase in net assets resulting
           from operations                                  $      18,217,545

See accompanying notes to the financial statements.



                           CENTRAL ASSET FUND, INC.

                     Statement of Changes in Net Assets

      For the period from March 24, 1998 (commencement of operatons) to

                                June 30, 1998

                                 (Unaudited)



                                                                  For the
                                                               period ended
                                                               June 30, 1998
                                                                (UNAUDITED)
From operations:
   Net investment income                                    $       1,814,204
   Net realized loss on investments                                   (14,518)
   Net change in unrealized appreciation
        on investments                                             16,417,859

Increase in net assets resulting from operations                   18,217,545

Dividends from net investment income:
   Auction market preferred stock                                  (1,814,204)
   Common stock                                                             0
                                                                   (1,814,204)

Distributions from net realized gains:
   Auction market preferred stock                                           0
   Common stock                                                             0
                                                                            0

Decrease in net assets resulting from distributions                (1,814,204)
   to stockholders

Increase (decrease) from capital share transactions:
   Issuance of auction market preferred stock                     200,000,000
   Issuance of common stock                                       257,421,450
   Distribution of capital to preferred stockholder                  (572,204)

                                                                  456,849,246

Total increase in net assets                                      473,252,587

Net assets:
   Beginning of period                                                      0

   End of period                                            $     473,252,587


See accompanying notes to the financial statements.

                   CENTRAL ASSET FUND, INC.

              Notes to the Financial Statements

                        June 30, 1998

                         (Unaudited)


1.   Organization and Significant Accounting Policies

The Central Asset Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 24, 1998.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund issued $200 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $457,421,449.50 from a collective trust fund for employee benefit plans in exchange for 25,742,144.95 shares of common stock and $200 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common
stockholder are declared and paid at least annually.   Net
capital gains, if any, are generally distributed annually.


1.   Organization and Significant Accounting Policies
(continued)

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

Organization Costs

Organization costs have been deferred and are being amortized by the Fund on a straight-line basis over five years.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the period March 24, 1998 (commencement of operation) to June 30, 1998 were $0 and $78,204, respectively.

As of June 30, 1998, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $29,879,112 and $13,461,253, respectively.

4.   Auction Market Preferred Stock

The Fund has outstanding at June 30, 1998, 1000 shares of
Series A and Series B Auction Market Preferred Stock.  The
AMPS rates in effect on June 30, 1998 were 4.15% and 4.20% for Series A and Series B, respectively.

In March 1998, the Fund issued $200 million of AMPS.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


5.   Notes Payable

As of June 30, 1998, the Fund had $475,500 of principal notes outstanding to investors. The notes are due on March 24, 2023, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of June 30, 1998, the Fund was paying interest at 10% per annum.


6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.

                           CENTRAL ASSET FUND, INC.

                             Financial Highlights

                                 (Unaudited)


                                                         For the
                                                       period ended
                                                      June 30, 1998 (1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period                         10.00
 Net investment income                                         0.07
 Net realized and unrealized gains
    on investments                                             0.63
      Total from investment operations                         0.70
Capital contribution                                           0.00
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                                      (0.07)
 Dividends paid to common shareholders                         0.00
Less distributions from net realized gains:
 Common stock equivalent of dividends
    paid to AMPS holders                                       0.00
 Distribution paid to common shareholders                      0.00
Less distributions from paid-in capital:
 Common stock equivalent of dividends
    paid to AMPS holders                                      (0.02)
 Distribution of capital to common stockholder                 0.00
      Total distributions                                     (0.09)
Net asset value, end of period                               $10.61
Total investment return                                        7.00%(2)
Ratios/supplemental data:
 Net assets at end of period (000s)                         473,253
 Average net assets (000s)                                  464,591
Ratio of expenses to average net assets
     applicable to common stock (4)                            0.06%(3)
Ratio of net investment income to average net
     assets applicable to common stock (4)                     0.39%(3)
Portfolio turnover                                             0.00%
Average commissions paid on equity
     securities transactions (4)                            $0.0002
Asset coverage per AMPS share
 end of period                                              236,626
AMPS shares outstanding                                       2,000
Asset coverage for notes payable,
 end of period                                                99527%
Notes payable, end of period                               $475,500

 (1)For the period March 24, 1998 (commencement of operations) to June 30,
    1998.
 (2)Total investment return for the period; not annualized.
 (3)Annualized.
 (4)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes to financial statements.


                                        CENTRAL ASSET FUND, INC.

                                        Portfolio of Investments

                                             June 30, 1998

                                               (Unaudited)
    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.41%

                   BUILDING MATERIALS

       7,000  GEORGIA PACIFIC CORP                            412,562.50
      55,300  HOME DEPOT                                    4,593,356.25

      12,500  MASCO CORP                                      756,250.00

                   INDUSTRIAL CHEMICALS

      13,500  PPG INDUS INC                                   939,093.75

                   TOTAL BUILDING AND CONSTRUCTION         $6,701,262.50


   CHEMICALS AND DRUGS                             15.68%

                   CHEMICALS

      17,100  DOW CHEMICAL CO                               1,653,356.25
      85,600  DUPONT DENEMOURS & CO                         6,387,900.00

       5,900  EASTMAN CHEMICAL                                367,275.00

                   DRUGS

     115,600  ABBOT LABS                                    4,725,150.00
       6,500  ALZA CORP CL A                                  281,125.00
      98,200  AMERICAN HOME PRODUCTS                        5,081,850.00

      75,200  BRISTOL MYERS SQUIBB CO                       8,643,300.00
      83,900  LILLY ELI & CO                                5,542,643.75
      90,600  MERCK & CO., INC                             12,117,750.00

      97,800  PFIZER INC                                   10,629,637.50
      38,400  PHARMACIA & UPJOHN INC                        1,771,200.00
      55,400  SCHERING PLOUGH                               5,076,025.00

      61,800  WARNER-LAMBERT                                4,287,375.00

                   COSMETICS

      10,000  AVON PRODUCTS INC                               775,000.00
       8,300  INTL FLAVORS & FRAGRANCES                       360,531.25

                   HEALTH PRODUCTS/CARE

      21,200  BAXTER INTL INC.                              1,140,825.00
      84,800  GILLETTE CO                                   4,807,100.00

      23,200  TENET HEALTHCARE CORP                           725,000.00

                         TOTAL CHEMICALS AND DRUGS        $74,373,043.75


   CONSUMER PRODUCTS                               13.58%

                   CONFECTIONS AND BEVERAGES

      37,000  ANHEUSER-BUSCH COS                            1,745,937.50
     187,000  COCA COLA CO                                 15,988,500.00

     114,700  PEPSICO INC                                   4,724,206.25

                   PACKAGED FOOD

      34,500  CAMPBELL SOUP CO                              1,832,812.50

      36,000  CONAGRA                                       1,140,750.00
      27,600  HEINZ H J CO                                  1,549,050.00

      31,100  KELLOGG CO                                    1,168,193.75
     183,300  PHILLIP MORRIS CO INC                         7,217,437.50
      10,500  QUAKER OATS CO                                  576,843.75

      35,800  SARA LEE CORP                                 2,002,562.50

                   PAPER

      22,900  INTERNATIONAL PAPER CO                          984,700.00
      42,000  KIMBERLY CLARK CORP                           1,926,750.00
      15,100  WEYERHAEUSER CO                                 697,431.25


                   PRINTING AND PUBLISHING
      21,500  GANNETT CO., INC                              1,527,843.75

       7,500  MCGRAW-HILL COMPANIES INC                       611,718.75
      43,700  TIME WARNER INC                               3,733,618.75

                   OTHER CONSUMER PRODUCTS

      22,400  COLGATE PALMOLIVE CO                          1,971,200.00
      30,900  MINNESOTA MNG & MFR                           2,539,593.75

     101,500  PROCTER & GAMBLE CO                           9,242,843.75
      13,900  UST INC                                         375,300.00

                   PHOTOGRAPHY

      24,600  EASTMAN KODAK CO.                             1,797,337.50

                   APPAREL

      22,000  NIKE INC CL B                                 1,071,125.00


                           TOTAL CONSUMER PRODUCTS        $64,425,756.25

   DURABLE GOODS                                   20.21%


                   AEROSPACE-AIRCRAFT
      75,600  BOEING CO                                     3,368,925.00

      14,700  LOCKHEED MARTIN CORP                          1,556,362.50
      12,400  TEXTRON INC                                     888,925.00
      17,600  UNITED TECHNOLOGIES CORP                      1,628,000.00


                   AGRICULTURAL MACHINERY
      28,200  CATERPILLAR INC                               1,491,075.00

      18,900  DEERE & CO                                      999,337.50

                   AUTOMOBILE AND PARTS

      49,000  CHRYSLER CORP                                 2,762,375.00
      90,700  FORD MTR CO                                   5,351,300.00
      53,500  GENERAL MTRS CORP                             3,574,468.75

      13,500  GENUINE PARTS CO                                466,593.75
      12,900  TENNECO INC                                     491,006.25
       9,300  TRW INC                                         508,012.50


                   ELECTRICAL
      16,600  AMP INC                                         570,625.00

      33,500  EMERSON ELEC CO                               2,020,468.75
       9,600  HONEYWELL INC                                   802,200.00

                   ELECTRONICS

       5,800  EATON CORP                                      450,950.00
     247,500  GENERAL ELECTRIC CO                          22,522,500.00

      12,000  GENERAL MILLS INC                               820,500.00

     123,700  INTEL CORP                                    9,169,262.50
      45,100  MOTOROLA INC                                  2,370,568.75


                   INDUSTRIAL MACHINERY
       9,100  COOPER INDUS INC                                499,931.25


                   OFFICE EQUIPMENT AND SUPPLIES
      73,500  IBM COMMON                                    8,438,718.75

      21,900  PITNEY BOWES INC                              1,053,937.50
      24,600  XEROX CORP.                                   2,499,975.00

                   RUBBER

      11,800  GOODYEAR TIRE & RUBBER                          760,362.50

                   OTHER DURABLE GOODS

      42,700  ALLIED-SIGNAL INC                             1,894,812.50
      17,500  CORNING INCORPORATED                            608,125.00


                   COMPUTERS AND SOFTWARE
      22,600  AUTOMATIC DATA PROC                           1,646,975.00

     114,500  COMPAQ COMPUTER CORP                          3,248,937.50
      78,600  HEWLETT PACKARD CO                            4,706,175.00
      18,900  UNISYS CORP                                     533,925.00


                   TELECOMMUNICATIONS
      98,400  LUCENT TECHNOLOGIES INC                       8,185,650.00


                               TOTAL DURABLE GOODS        $95,890,981.25


   FINANCIAL                                       21.10%

                   BANKS

      48,800  BANC ONE CORP                                 2,723,650.00
      28,500  BANK NEW YORK INC                             1,729,593.75
      52,400  BANKAMERICA CORP                              4,529,325.00

      22,000  BANKBOSTON CORPORATION                        1,223,750.00
       7,400  BANKERS TR NY CORP                              858,862.50
      63,800  CHASE MANHATTAN CORP NEW                      4,816,900.00

      34,500  CITICORP                                      5,149,125.00
      22,000  FIRST CHICAGO NBD CORP                        1,949,750.00
      73,200  FIRST UNION CORP                              4,263,900.00

      20,600  FLEET FINANCIAL GROUP INC                     1,720,100.00
      14,500  HUNTINGTON BANCSHARES INC                       485,750.00
      33,200  KEYCORP                                       1,182,750.00

      37,900  MBNA CORP                                     1,250,700.00
      19,200  MELLON BANK CORP                              1,336,800.00
      13,400  MORGAN J P & CO                               1,569,475.00

      16,000  NATIONAL CITY CORP                            1,136,000.00
      71,100  NATIONSBANK CORP                              5,439,150.00
      57,100  NORWEST CORP                                  2,134,112.50

      15,900  SUNTRUST BANKS INC                            1,292,868.75
      55,800  U.S. BANCORP                                  2,399,400.00
      15,600  WACHOVIA CORP                                 1,318,200.00

      29,250  WASHINGTON MUTUAL INC                         1,270,546.88
       6,600  WELLS FARGO & CO                              2,435,400.00

                   FINANCE COMPANIES

      35,100  AMERICAN EXPRESS CO                           4,001,400.00
      23,771  ASSOCIATES FIRST CAPITAL                      1,827,395.63

      52,600  FED HOME LN MTG CORP                          2,475,487.50

      80,200  FEDERAL NATL MTGE ASSN                        4,872,150.00
      24,300  HOUSEHOLD INTL CORP                           1,208,925.00

      44,800  MORGAN ST DE WTR DISC                         4,093,600.00
      23,100  PNC FINANCIAL                                 1,243,068.75

                   FIRE AND CASUALTY INSURANCE

      12,900  CHUBB CORP                                    1,036,837.50
       5,900  GENERAL RE CORP                               1,495,650.00

      10,700  SAFECO CORP                                     486,181.25

                   INSURANCE

      32,400  ALLSTATE CORP.                                2,966,625.00
      53,000  AMERICAN INTL GROUP                           7,738,000.00
      12,700  AON CORP                                        892,175.00

      16,800  CIGNA CORP                                    1,159,200.00
       8,900  HARTFORD FINANCIAL SVCS                       1,017,937.50
      19,200  MARSH & MCLENNAN CO.                          1,160,400.00

      12,600  ST PAUL COS INC                                 529,987.50
      86,700  TRAVELERS INC.                                5,256,187.50

                   LIFE INSURANCE

      19,200  AMERICAN GENERAL CORP                         1,366,800.00
       7,700  LINCOLN NATL CORP IND                           703,587.50


                   BROKERAGE
      25,200  MERRILL LYNCH & CO                            2,324,700.00


                                   TOTAL FINANCIAL       $100,072,405.01


   METALS AND MINING                                0.23%

                   ALUMINUM

      13,000  ALUMINUM CO AMER                                857,187.50

                   OTHER METALS

      14,600  FREEPORT-MCMORAN COPPER-B                       221,737.50

                           TOTAL METALS AND MINING         $1,078,925.00


   OIL-ENERGY                                       7.13%

                   OIL & GAS PRODUCERS

      73,600  AMOCO CORP                                    3,063,600.00
      25,600  OCCIDENTAL PETROLEUM                            691,200.00

      21,800  USX-MARTHON GROUP COM NEW                       748,012.50

                   NATURAL RESOURCES

      24,200  WILLIAMS COS INC-DEL                            816,750.00

                   OIL - DOMESTIC

      19,900  PHILLIPS PETE CO                                958,931.25
      18,600  UNOCAL CORP                                     664,950.00

                   OIL - INTERNATIONAL

      24,300  ATLANTIC RICHFIELD CO                         1,898,437.50
      49,700  CHEVRON CORP                                  4,128,206.25

     186,500  EXXON CORP.                                  13,299,781.25
      59,300  MOBIL CORP                                    4,543,862.50
      41,400  TEXACO INC                                    2,471,062.50



                   MISCELLANEOUS

      17,400  FIRSTENERGY CORP                                535,050.00

                                  TOTAL OIL-ENERGY        $33,819,843.75


   RETAIL                                           3.78%

                   DEPARTMENT STORES

      33,000  DAYTON HUDSON CORP                            1,600,500.00
      36,900  K MART                                          710,325.00

      17,500  MAY DEPT STORES CO                            1,146,250.00
      18,900  PENNEY JC INC                                 1,366,706.25
      29,600  SEARS ROEBUCK & CO                            1,807,450.00


                   GROCERY
      18,600  ALBERTSON'S INC                                 963,712.50


                   OTHER RETAIL
     169,800  WAL MART STORES INC                          10,315,350.00


                                      TOTAL RETAIL        $17,910,293.75


   UTILITIES                                       10.31%

                   ELECTRIC

      14,300  AMERICAN ELEC PWR INC                           648,862.50
      11,200  BALTIMORE GAS & ELEC                            347,900.00
      11,400  CAROLINA PWR & LT CO                            494,475.00

      16,000  CENTRAL & SOUTH WEST CORP                       430,000.00
      11,900  CINERGY CORP                                    416,500.00
      17,800  CONSOLIDATED EDISON INC                         819,912.50

      14,600  DOMINION RES INC-VA                             594,950.00
      11,000  DTE ENERGY CO                                   444,125.00
      27,200  DUKE POWER CO                                 1,611,600.00

      28,800  EDISON INTERNATIONAL                            851,400.00
      18,400  ENTERGY CORP NEW                                529,000.00
      13,800  FPL GROUP INC                                   869,400.00

       9,600  GPU INC                                         363,000.00
      21,400  HOUSTON INDS INC                                660,725.00
      10,900  NIAGARA MOHAWK PWR                              162,818.75

      11,200  NORTHERN STS PWR CO                             320,600.00
      12,500  P P & L RESOURCES INC                           283,593.75
      22,400  PACIFICORP                                      506,800.00

      16,800  PECO ENERGY CO                                  490,350.00
      33,200  PG&E CORP                                     1,047,875.00
      17,500  PUBLIC SVC ENTERPRISE GRP                       602,656.25

      52,200  SOUTHERN CO                                   1,445,287.50
      16,400  UNICOM CORPORATION                              575,025.00

                   GAS

       7,200  CONSOLIDATED NATL GAS                           423,900.00
      18,600  TEXAS UTILITIES CO                              774,225.00


                   TELEPHONE
     122,800  A T & T                                       7,014,950.00

      13,900  ALLTEL CORP                                     646,350.00
      82,800  AMERITECH CORP NEW                            3,715,650.00
     117,400  BELL ATLANTIC CORP                            5,356,375.00

      75,000  BELLSOUTH CORP                                5,034,375.00


      23,500  ENRON CORP                                    1,270,468.75
      12,400  FRONTIER CORP                                   390,600.00

      72,400  GTE CORP                                      4,027,250.00
      32,500  SPRINT CORP                                   2,291,250.00
      36,500  US WEST INC (NEW)                             1,715,500.00


                   WASTE DESPOSAL
      14,700  BROWNING FERRIS IND                             510,825.00

      34,400  WASTE MANAGEMENT INC                          1,204,000.00

                                   TOTAL UTILITIES        $48,892,575.00


   MISCELLANEOUS                                    6.45%

                   BROADCAST/COMMUNICATIONS

      53,800  CBS CORP                                      1,708,150.00
      51,100  DISNEY WALT CO                                5,368,693.75


                   BUSINESS SERVICES
      61,300  CENDANT CORP                                  1,279,637.50

      12,900  DUN & BRADSTREET                                466,012.50

                   FOOD SERVICE

      52,100  MCDONALDS CORP                                3,594,900.00

                   MED SERV & SUPPLIES

      12,400  HUMANA INC                                      386,725.00

                   TRANSPORTATION

      13,800  AMR CORP                                      1,148,850.00
      11,800  BURLINGTON NRTHN SANTA FE                     1,158,612.50
      16,500  CSX CORP                                        750,750.00

      28,500  NORFOLK SOUTHERN CORP                           849,656.25
      18,700  UNION PACIFIC CORP                              825,137.50

                   MISCELLANEOUS

     101,700  JOHNSON & JOHNSON                             7,500,375.00

                   TELECOMMUNICATIONS

     138,600  SBC COMMUNICATIONS INC                        5,544,000.00


                               TOTAL MISCELLANEOUS        $30,581,500.00


                                      TOTAL COMMON STOCK        $473,746,586.26

OTHER

                                                    0.13%

                   CASH EQUIVALENTS

     627,904  AIM SHORT TERM INV SER 2                        627,903.95

                                            TOTAL            $627,903.95


                                             TOTAL OTHER            $627,903.95


              TOTAL INVESTMENTS -                100.00%        $474,374,490.21
              (cost $457,956,631)


              See accompanying notes